Contact

www.linkedin.com/in/ross-hocknell-9029b413b (LinkedIn)

Ross Hocknell

CEO & Co-Founder, Royal Albartross
London, England, United Kingdom

Experience

Royal Albartross

11 years 8 months

Chief Executive Officer
September 2022 - Present (2 years)
London, England, United Kingdom

Director
January 2013 - Present (11 years 8 months)

Education

University of KwaZulu-Natal

Bachelor of Commerce - BCom, Economics · (December 1999 - December 1999)